EXHIBIT (a)(1)(viii)

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about IDT’s Stock Option Exchange Program (the “Offer”). Because each of you is in a different financial situation, we suggest that you consult with your personal financial and tax advisors before deciding to participate in this Offer. We encourage you to carefully read the “Offer to Exchange Certain Outstanding Options To Purchase Common Stock For A Number Of Replacement Options” as well as the other offering materials contained in the Schedule Tender Offer we filed with the Securities and Exchange Commission on October 2, 2009, all of which are available on the option exchange website referred to below and posted on the Stock Plan page of IDT’s intranet. For your ease of use, the questions have been separated into three sections:

1.	Option Exchange Program.

2.	Administrative/Program Timing.

3.	Other Important Questions.

Option Exchange Program

1.	What is the Option Exchange program?

The Option Exchange program, or this Offer, is a one-time offer by IDT to allow eligible employees of IDT to exchange their outstanding options that have an exercise price of at least $8.00 per share, a grant date on or before October 2, 2008 and an expiration date after October 30, 2010, for new stock options, which we refer to as replacement options. The number of replacement options that will be granted in exchange for eligible options will be determined by the exchange ratio described below under question 3. The replacement options will have a new (5) five-year term measured from the completion date of the Offer.

2.	Why are we making this Offer?

We are making this Offer because a considerable number of our eligible employees have stock options with exercise prices significantly above the recent trading prices of our common stock. These options were originally granted to give employees a stake in the growth and success of our Company and to provide them with an additional financial incentive to stay with IDT. This Option Exchange program is VOLUNTARY and will allow eligible employees to choose whether to keep their existing stock options at existing exercise prices and vesting schedules or to exchange those options for replacement options to be granted upon the cancellation of existing options. We intend that this Option Exchange program will enable our employees to improve their overall position in their stock option holdings, but this cannot be guaranteed considering the ever-present risks associated with a volatile and unpredictable stock market.

3.	How does the Option Exchange program work?

The exchange ratio for the Option Exchange is 3 to 1 (that is, for every 3 shares an employee elects to exchange, one replacement option will be granted). Replacement options will be granted at an exercise price equal to the closing sales price of our common stock as quoted on the Nasdaq Global Select Market on the completion date of the Offer.

The replacement options will vest 33% on the first anniversary of the completion date of the Option Exchange and in substantially equal installments monthly thereafter over the subsequent two years, subject to continued employment with IDT, unless otherwise prohibited under local law.

4.	What options are eligible for this Offer?

Options eligible for exchange are those that:

•	were granted under one of our existing equity incentive plans;

•	have an exercise price of at least $8.00 per share;

•	have a grant date prior to October 2, 2008; and

•	have an expiration date after October 30, 2010.

5.	Who is eligible to participate in this Offer?

You are eligible to participate in this Offer only if you:

•

are an employee of IDT or any of IDT’s majority-owned subsidiaries on October 2, 2009 and remain an employee of IDT or any of IDT’s majority-owned subsidiaries through the completion date of the Option Exchange;

•	are not employed by us in Israel;

•	are not a member of our Board of Directors or one of our executive officers subject to the provisions of Section 16 of the Exchange Act; and

•	hold at least one eligible option as of the commencement of this Offer.

6.	What if I leave IDT or change my place of residence before the completion date of the Offer?

If you are no longer employed with IDT or any of IDT’s majority-owned subsidiaries, whether voluntarily, involuntarily, or for any other reason on the completion date of this Option Exchange, you will not be able to participate in this Offer.

ACCORDINGLY, IF YOU ARE NOT AN ELIGIBLE EMPLOYEE OF IDT OR ANY OF IDT’S MAJORITY-OWNED SUBSIDIARIES AS DESCRIBED ABOVE ON THE COMPLETION DATE OF THE OPTION EXCHANGE, EVEN IF YOU HAD ELECTED TO PARTICIPATE IN THIS OFFER AND HAD TENDERED YOUR OPTIONS FOR EXCHANGE, YOUR TENDER WILL AUTOMATICALLY BE DEEMED WITHDRAWN AND YOU WILL NOT PARTICIPATE IN THIS OFFER. YOU WILL RETAIN YOUR OUTSTANDING OPTIONS IN ACCORDANCE WITH THEIR CURRENT TERMS AND CONDITIONS.

7.	Why can’t IDT just reprice my existing options?

In 1998, the Financial Accounting Standards Board adopted policies that create unfavorable accounting charge consequences for companies that reprice options. Moreover, such an action would require shareholder approval and shareholders typically view the repricing of existing employee stock options unfavorably and thus are unlikely to approve such plans.

8.	Why can’t I just be granted additional options?

Because of the large number of options with exercise prices of at least $8.00, an additional grant of new options to all of these option holders would have a severe negative effect on our stock dilution and would significantly increase the number of our outstanding shares.

9.	Why isn’t the exchange ratio set at one-for-one?

IDT chose to use the 3 to 1 ratio to derive an exchange ratio that was intended to be cost neutral to IDT. As an eligible employee, you have the opportunity (and potential benefit) to replace your current “underwater” options with new options with an exercise price equal to the per share closing sales price of our common stock as quoted on the Nasdaq Global Select Market on the completion date of the Offer.

10.	What happens to eligible options that I choose not to exchange or that you do not accept for exchange?

Eligible options that you choose not to exchange or that we do not accept for exchange remain outstanding and retain their existing terms, exercise prices and vesting schedules.

Administrative/Timing of Program

11.	How do I participate in this Offer?

If you currently hold outstanding options that are eligible for the Option Exchange, you will receive an e-mail from Dorene Hayes on October 2, 2009 with instructions on how to log into the Option Exchange website. The URL for this site is https://IDT.equitybenefits.com. To participate, you must complete and submit the electronic Election Form no later than 9:00 p.m. Pacific Daylight Time on October 30, 2009, unless this Offer is extended.

If you do not turn in your Election Form prior to 9:00 p.m. Pacific Daylight Time on the completion date, then you will not participate in this Offer, and all stock options currently held by you will remain intact at their original price and with their original terms.

12.	How do I find out the details about my existing stock options?

Information on your eligible options will be provided to you with this Offer on the Option Exchange website located at https://IDT.equitybenefits.com. You can also log on to your personal account at www.ETRADE.com.

13.	What will happen if I do not turn in my Election Form by the deadline?

If you do not turn in your Election Form by the deadline, then you will not participate in this Offer, and all stock options currently held by you will remain intact at their original price and original terms.

14.	During what period of time can I withdraw or change a previous election?

You can withdraw or change your previously submitted election to exchange options at any time before 9:00 p.m. Pacific Daylight Time on October 30, 2009. To change your previously submitted election, you must submit a new Election Form in a valid manner, and we must receive the change of election notice before the election deadline.

AFTER THE DEADLINE TO WITHDRAW OR CHANGE YOUR EXECUTED ELECTION FORM HAS PASSED, YOU WILL NOT BE PERMITTED TO WITHDRAW OR CHANGE YOUR ELECTION.

15.	Can I exchange the remaining portion of an option that I have already partially exercised?

Yes, any remaining outstanding, unexercised eligible options can be exchanged. If you have previously exercised a portion of your eligible options granted on a single grant date with the same grant number and at the same exercise price, only the portion of those options which have not yet been exercised will be eligible to be exchanged. The replacement option will only replace options that are cancelled on the completion date of this Offer.

16.	Can I exchange both vested and unvested options?

Yes. You can exchange eligible options, whether or not they are vested.

17.	What will be my new option exercise price?

The exercise price per share for the replacement options will be the closing sales price of our common stock as quoted on the Nasdaq Global Select Market on the completion date of the Offer.

18.	When will I receive my replacement option?

We will grant the replacement options on the completion date of this Offer, currently scheduled for October 30, 2009.

19.	When will the replacement options vest?

Replacement options will vest 33% on the first anniversary of the completion date of the Option Exchange and in substantially equal installments monthly thereafter over the subsequent two years.

20.	What if my employment with IDT is terminated after the replacement options are granted?

If your employment with IDT is terminated for any reason after the replacement option has been granted, you will forfeit your replacement options that are unvested at the date of your termination.

Other Important Questions

21.	How should I decide whether or not to participate?

The decision to participate must be each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the performance of publicly traded stocks generally and our own stock price, and our business.

We understand that this will be a challenging decision for all eligible employees. THE OPTION EXCHANGE DOES CARRY CONSIDERABLE RISK, AND THERE ARE NO GUARANTEES OF OUR FUTURE STOCK PERFORMANCE OR THE PRICE OF OUR COMMON STOCK ON THE COMPLETION DATE OF THE OFFER.

22.	What do the executive officers and the members of our Board of Directors think of this Offer? Who can I contact to help me decide whether or not I should exchange my eligible options?

Although our Board of Directors has approved this Offer, neither our executive officers nor the members of our Board of Directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Please contact your personal financial and tax advisors to assist you in determining if you should exchange your eligible options.

23.	What are some of the potential risks if I choose to exchange my outstanding eligible options?

Because we cannot guarantee what the stock market will do or how our stock will perform before the date that the replacement options will be granted, the price of IDT stock may increase significantly. This could result in the new grants having a higher exercise price than those you exchanged and could make the replacement options less valuable than those you exchanged.

24.	Who can I talk to if I have questions regarding this Offer?

Please visit the IDT option exchange website for more information and instructions:

Stock Option Exchange Website: https://IDT.equitybenefits.com

You may also contact stock administration at: optionexchange@IDT.com